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                                                                 Exhibit (a)(3)
August 18, 2000

To the Shareholders of BI Incorporated:

   We are pleased to report that on August 10, 2000, BI Incorporated (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with KBII Acquisition Company, Inc., a Colorado corporation (the "Offeror") and KBII Holdings, Inc., a Delaware corporation (the "Parent"). The Merger Agreement provides for the acquisition of all outstanding shares of Common Stock of the Company by the Offeror at a price of $8.25 per share, net to the seller in cash, without interest. Under the terms of the proposed transaction, the Offeror has on this date commenced a tender offer (the "Offer") for all of the outstanding shares of Common Stock at $8.25 per share, net to the seller in cash, without interest. The Offer is scheduled to expire at 12:00 Midnight, New York City time, September 15, 2000, unless otherwise extended.

   Following the successful completion of the Offer and upon approval by a shareholder vote, if required, the Company will be merged with and into the Offeror (the "Merger") and all shares of Common Stock not purchased in the Offer will be converted into the right to receive, without interest, an amount in cash equal to the amount paid pursuant to the Offer.

UPON THE RECOMMENDATION OF A SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS, YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER AND HAVE DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE HOLDERS OF SHARES OF COMMON STOCK. THE BOARD RECOMMENDS THAT ALL HOLDERS OF SHARES OF COMMON STOCK TENDER THEIR SHARES OF COMMON STOCK PURSUANT TO THE OFFER.

   Accompanying this letter is a copy of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the Securities and Exchange Commission. The Special Committee of the Board of Directors of the Company has received an opinion, dated August 9, 2000, of SunTrust Equitable Securities Corporation, that the $8.25 per share cash consideration to be paid in the Offer and the Merger to the holders of shares of Common Stock is fair, from a financial point of view, to such holders. A copy of this opinion is attached to the Schedule 14D-9.

   Under separate cover, you will be receiving a copy of the Offer to Purchase and related materials of the Purchaser, including a Letter of Transmittal for use in tendering your shares of Common Stock. These documents set forth the terms and conditions of the Offer and provide instructions for tendering your shares of Common Stock.

WE URGE YOU TO READ EACH OF THE ENCLOSED MATERIALS CAREFULLY AS WELL AS THE MATERIALS YOU WILL RECEIVE FROM THE PURCHASER.

   The management and directors of the Company thank you for the support you have given the Company.

                                         Sincerely,
                                         /s/ Jeremy N. Kendall
                                         Jeremy N. Kendall,
                                         Chairman of the Board of Directors of
                                         BI Incorporated